

220 Bay Street, Suite 1405
Toronto, Ontario
M5J 2W4

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to Arizona Star Resource Corp.'s supplemental mailing list in order to receive the Company's (i) annual financial statements and MD&A and (ii) interim financial statements and MD&A. The documents will be accessible under the Company's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD&A ☐

I wish to receive interim financial statements and MD&A ☐

COMPLETE AND RETURN THIS FORM TO:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ______________________

I confirm that I am the **BENEFICIAL** owner of ________________________ shares of Arizona Star Resource Corp.

SIGNATURE OF
SHAREHOLDER: ______________________________ DATE:__________

CUSIP: 04059G106
SCRIP COMPANY CODE: AZSQ

AZS mailing card 10/06